Exhibit 99.2

Second Quarter 2021 Earnings AUGUST 19, 2021

2 Disclaimer This presentation may contain forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . You can identify these forward - looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others . Forward - looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Forward - looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Such forward - looking statements are subject to various risks and uncertainties . Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent Form F - 1 and 424 (b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www . sec . gov . These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings . This presentation does not constitute an offer of any Patria Fund . We prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our subsidiaries or affiliates nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever . We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non - GAAP financial measures, together with their reconciliations, for the periods indicated . We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS . Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies .

3 Patria Reports Second Quarter 2021 Results “We’re very excited with our progress since the IPO, with nearly all of our key metrics running ahead of our expectations from the beginning of this year. We are deploying capital faster, which is accelerating earnings growth, as well as our fundraising timelines. Our Q2 results continue to demonstrate impressive rates of revenue and FRE growth, and we are delivering an attractive yield to shareholders with the realization of performance fees.” ALEX SAIGH CHIEF EXECUTIVE OFFICER Conference Call Patria will host its second quarter 2021 investor conference via public webcast on August 19, 2021 at 9:00 a.m. ET. To register, please use the following link: https://edge.media - server.com/mmc/p/66bsf8ek For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ . About Patria Patria is a leading investment firm in Latin America’s growing private markets, with over 30 years of history, combined assets under management of US$15.8 billion, and a global presence with 10 offices across 4 continents. Patria aims to provide consistent returns in attractive long - term investment opportunities that allow for portfolio diversification through its flagship Private Equity and Infrastructure products, as well as its Country - specific products including Real Estate, Credit and Listed Equities. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for the society. Further information is available at https://www.patria.com/ . Shareholder Relations Contacts JOSH WOOD PatriaShareholdersRelations@patria.com T: +1 917 769 - 1611 E: josh.wood@patria.com ANDRE MEDINA T: +1 345 640 - 4904 E: andre.medina@patria.com AUGUST 19, 2021 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the second quarter ended June 30, 2021. Dividend Patria has declared a quarterly dividend of $0.463 per share to record holders of common stock at the close of business on September 2, 2021. This dividend will be paid on September 16, 2021.

4 Patria Reports Second Quarter 2021 Results AUGUST 19, 2021

Patria's Second Quarter 2021 IFRS Results

- GAAP Net Income was US$73.4 million for 2Q21 and US$86.5 million year-to-date ("YTD")

(US$ in millions)	2Q20	2Q21	YTD 2Q20	YTD 2Q21	LTM 2Q20	LTM 2Q21
Revenue from management fees	25.4	33.0	49.2	64.4	102.4	128.0
Revenue from incentive fees	0.1	-	0.1	0.0	5.1	3.3
Revenue from performance fees (1)	-	86.8	-	86.8	4.9	86.8
Revenue from M&A and monitoring fees	-	-	2.5	-	3.0	0.0
Taxes on revenue (2)	(0.9)	(0.8)	(1.7)	(1.6)	(4.3)	(3.6)
Revenue from services	**24.6**	**119.0**	**50.1**	**149.6**	**111.1**	**214.5**
Personnel expenses (3)	(6.2)	(11.3)	(13.1)	(21.7)	(31.5)	(35.8)
Amortization of intagible assets	(1.5)	(1.5)	(2.9)	(3.0)	(6.0)	(6.0)
Carried Interest Allocation	-	(30.4)	-	(30.4)	-	(30.4)
Cost of services rendered	**(7.6)**	**(43.1)**	**(16.1)**	**(55.1)**	**(37.5)**	**(72.2)**
Gross profit	**17.0**	**75.8**	**34.0**	**94.5**	**73.6**	**142.3**
Administrative expenses	(3.1)	(3.8)	(5.9)	(6.2)	(14.4)	(15.0)
Other income/(expenses) (4)	-	-	0.1	(2.4)	(0.6)	(4.5)
Operating income and expenses	**13.9**	**72.0**	**28.3**	**85.9**	**58.7**	**122.8**
Operating income before net financial income/(expense)	**13.9**	**72.0**	**28.3**	**85.9**	**58.7**	**122.8**
Net financial income/(expense)	(0.1)	0.2	0.4	(0.1)	0.3	(0.7)
Income before income tax	**13.7**	**72.2**	**28.7**	**85.8**	**59.0**	**122.1**
Income tax (5)	(0.5)	1.2	(3.1)	0.7	(3.2)	0.6
Net income for the period	**13.2**	**73.4**	**25.6**	**86.5**	**55.8**	**122.8**

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding.

See notes and definitions at end of document.

5

Patria's Second Quarter 2021 Highlights

PATRIA IS EXECUTING IN ALL AREAS OF THE BUSINESS, AND MARCHING FORWARD ON ALL OF ITS KEY DRIVERS FOR GROWTH

31%

Fee Revenue Growth

2Q21 vs 2Q20

19% *FRE Growth*

2Q21 vs 2Q20

55% *FRE Margin*

in 2Q20

$56 mn

Performance Related Earnings

in 2Q21

$1.2 bn

Total Deployment

from closed end funds in 2Q21 totaling *$1.8* bn for 1H21

Outstanding Investment Performance

36%

PE V (2015)

Net IRR in USD

Top decile on a **global** basis, as the fund enters its harvesting period

$325 mn

Net Accrued Performance Fees

up 29% from $253 million in 1Q21, after accounting for $56 million realized in 2Q21

PATRIA

6

7 ▪ Total Assets Under Management (“AUM”) of $15.8 billion as of June 30, 2021, up 24% year - over - year ▪ Fee - Earning AUM (“FEAUM”) of $8.3 billion driving management fees in 2Q21, up 17% year - over - year - Additional $2.8 billion of Pending FEAUM as of June 30, 2021 - More than 75% of FEAUM is contracted for more than 5 years or is perpetual ▪ Performance Revenue Eligible AUM (“PREAUM”) of $13.1 billion as of June 30, 2021, representing 83% of Total AUM ▪ Total Fundraising of $395 million over the LTM ▪ Total Deployment of $1.2 billion in 2Q21 and $3.2 billion over the LTM ▪ Total Realizations of $487 million over the LTM Patria’s Second Quarter 2021 Summary Financial Measures Key Business Metrics ▪ Fee Related Earnings (“FRE”) of $17.6 million in 2Q21, up 19% compared to 2Q20 ▪ Distributable Earnings (“DE”) of $74.2 million in 2Q21, up from $14.5 million in 2Q20, driven by Performance Related Earnings (“PRE”) of US$56.4 million in the current period ▪ Net Accrued Performance Revenues of $325 million as of June 30, 2021 (after 2Q21 realization), compared to $253 million as of March 31, 2021 ▪ Declared quarterly dividend of $0.463 per common share payable on September 16, 2021 See notes and definitions at end of document

Patria's Second Quarter 2021 Earnings

- Distributable Earnings ("DE") of US$74.2 million for 2Q21, up from US$14.5 million in 2Q20, driven by higher Fee Related Earnings and the impact of Performance Related Earnings ("PRE") in the current period

(US$ in millions)	2Q20	2Q21	2Q21 vs. 2Q20	YTD 2Q20	YTD 2Q21	YTD 2Q21 vs. 2Q20
Management Fees	25.4	33.0	7.7	49.2	64.4	15.2
(+) Incentive Fees	0.1	-	(0.1)	0.1	-	(0.1)
(+) Advisory Fees and Other Revenues	(0.1)	-	0.1	2.4	-	(2.4)
(–) Taxes on Revenues (1)	(0.8)	(0.8)	(0.0)	(1.6)	(1.6)	0.0
Total Fee Revenues	**24.6**	**32.2**	**7.6**	**50.1**	**62.8**	**12.7**
(–) Personnel Expenses	(6.1)	(10.1)	(4.1)	(13.1)	(20.5)	(7.4)
(–) Administrative Expenses	(3.1)	(3.8)	(0.7)	(5.9)	(6.2)	(0.4)
(–) Placement Fees Amortization and Rebates (2)	(0.6)	(0.6)	(0.0)	(1.1)	(1.2)	(0.1)
Fee Related Earnings (FRE)	**14.9**	**17.6**	**2.8**	**30.1**	**34.9**	**4.8**
FRE Margin (%)	**60%**	**55%**		**60%**	**56%**	
Realized Performance Fees (After-Tax)	-	86.8	86.8	-	86.8	86.8
(–) Realized Performance Fee Compensation (3)	-	(30.4)	(30.4)	-	(30.4)	(30.4)
Performance Related Earnings (PRE)	**-**	**56.4**	**56.4**	**-**	**56.4**	**56.4**
(+) Realized Net Investment Income (4)	(0.1)	0.1	0.3	0.5	(0.1)	(0.6)
Pre-Tax Distributable Earnings	**14.7**	**74.2**	**59.5**	**30.6**	**91.2**	**60.6**
(–) Current Income Tax (5)	(0.2)	-	0.2	(0.5)	-	0.5
Distributable Earnings (DE)	**14.5**	**74.2**	**59.7**	**30.1**	**91.2**	**61.1**
DE per Share	**0.107**	**0.545**		**0.221**	**0.670**	

PATRIA

DE per Share shown for 2Q20 and YTD 2020 for illustrative purposes only, using Patria's post-IPO share count of 136,147,500 shares

See notes and definitions at end of document

8

9 Fee Related Earnings (“FRE”) See notes and definitions at end of document $14.9 mi ll i on $17.6 million +19% 2 Q 20 60% 2 Q 21 55% FRE Margin $30.1 mil li o n $34.9 million +16% 60% YTD 2Q20 YTD 2Q21 56% FRE Margin ▪ 2Q21 FRE of $17.6 million was up $2.8 million or 19% compared to 2Q20 o Total Fee Revenue of $32.2 million was up $7.6 million or 31% compared to 2Q20 o Management Fees were up $7.7 million or 30% driven by deployment in our latest vintage Private Equity and Infrastructure funds o Personnel Expenses were up by $4.1 million or 67% driven by the post IPO change in compensation structure ▪ YTD 2Q21 FRE of $34.9 million was up by $4.8 million or 16% compared to the prior period

Net Accrued Performance Fees

- Net Realized Performance Fees were $56 million for the quarter, driven by the crystallization of performance fees in Private Equity Fund III
- Net Accrued Performance Fees were $325 million at June 30, 2021, after accounting for the 2Q21 realization, a 29% increase compared to $253 million as of March 31, 2021
- $244 million or 75% of the current accrual generated by Private Equity Fund V, which is entering its harvesting period

Net Accrued Performance Fees (US$ in millions)



253
12
62
16
39
0
382
56
325
1Q21
EoP FX
US$/BRL 5.70
PE III
(2007)
PE V
(2015)
PE VI
(2019)
IS III
(2014)
Other[1]
Before
Realization
PE III
Realized
Perf. Fee
2Q21
EoP FX
US$/BRL 5.00
Period Change in Balance by Fund (Vintage)



2Q21 Composition by Fund
Other[1]
2
IS III
48
PE VI
31
US$
325 mn
244
PE V

PATRIA

See notes and definitions at end of document. 2Q21 recognition of Realized Performance Fees is driven by the full return of capital and hurdle to the limited partners in Private Equity Fund III, leaving the remaining fair value in the fund equivalent to Patria's performance fees earned at June 30, as the fund transitions to a liquidation status. Future amounts received upon monetization of remaining assets may vary from the amount being recognized this quarter, with any difference being recognized through Distributable Earnings at that point in time.

10

11 2 .4 7.7 US$ 11.0 bn ▪ Total AUM of $15.8 billion as of June 30, 2021, up approximately $3 billion or 24% compared to $12.8 billion one year ago ▪ $2.2 billion of year - over - year AUM increase was driven by the appreciation of underlying portfolio investments before accounting for the improvement in the Latin American currencies ▪ 83% of Total AUM is eligible to earn performance revenue ▪ Total AUM is comprised of Fair Value of Investments of $11.0 billion and Uncalled Capital of $4.8 billion as of June 30, 2021 Total Assets Under Management 7.1 9.7 4.7 5.0 0.9 1.1 12.8 (US$ in billions) 15.8 Private Equity Country - specific Strategies Infrastructure 2.1 2.6 24% US$ 4.8 bn Fair Value of Investments Un c alled Capital 1.0 0.2 2Q20 87% 2Q21 83% + % Eligible for Performance Revenue See notes and definitions at end of document

Fundraising & Portfolio Activity

Fundraising ($mn) Total Platform	2Q21	YTD 2Q21	LTM 2Q21
Total	**2**	**149**	**395**
Private Equity	-	-	-
Infrastructure	-	-	102
Country-specific	2	149	293

Total Deployment[1] ($mn) Closed-end Funds (Invested + Reserved)	2Q21	YTD 2Q21	LTM 2Q21
Total	**1,243**	**1,793**	**3,207**
Private Equity	734	1,253	1,734
Infrastructure	450	450	1,305
Country-specific	59	90	168

Realizations ($mn) Closed-end Funds	2Q21	YTD 2Q21	LTM 2Q21
Total	**110**	**110**	**487**
Private Equity	98	98	108
Infrastructure	-	-	293
Country-specific	12	12	86

- $1.2 billion of Total Deployment in 2Q21, driven by Private Equity commitments in the areas of cybersecurity, grocery retail and cold logistics, and Infrastructure commitments to toll road projects in Colombia
- $1.8 billion Total Deployment YTD, well exceeding our historical pace
- Strong deployment pace is driving an acceleration of the fundraising cycle, and we expect to commence fundraising for our next generation Private Equity fund in 2H 2021
- 2Q21 Realizations primarily driven by the first exit in Private Equity Fund V

Deployment Progress for Latest Vintage Funds



Private Equity Fund VI
(2019)
37%
59%
96%
Invested/Called²
Reserved³
Infra Fund IV
(2019)
14%
67%
80%
0%
25%
50%
75%
100%

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.
Note: Beginning with 2Q21, we are reporting Total Deployment to represent the incremental capital invested or reserved in the period, as this reflects the most relevant activity driving fee revenue and the fundraising cycle.

12

Fee Earning Assets Under Management

Fee earning AUM

- FEAUM of $8.3 billion, up 17% year-over-year, drove management fees of $33 million in 2Q21
  - $2.8 billion of Pending FEAUM eligible to earn fees once invested/reserved
- FEAUM estimate for 3Q21 is ~$9.4 - 9.6 billion based on deployment and realization activity in 1H21
  - ~$1.5 billion of estimated Pending FEAUM after accounting for 1H21 deployment
  - Pending FEAUM will be replenished as we raise our next generation Private Equity fund

Management Fees

- Approximately 80% of management fees are denominated in US dollars for 2Q21
- 1.6% effective annualized management fee rate for 2Q21

(US$ in billions)



Country-specific Strategies
Infrastructure
Private Equity
Pending FEAUM
2.8
Pending FEAUM
~1.5
~9.4-9.6
+17%
8.3
7.1
0.7
3.5
2.9
1.2
3.3
3.8
2Q20
2Q21
3Q21
Expected FEAUM



Remaining Duration
Perpetual
6%
1-3 yrs
21%
3%
3-5 yrs
US$ 8.3bn
70%
5+ yrs

(US$ in millions and %)



Country-specific Strategies
Infrastructure
Private Equity
8%
35%
US$ 33 mn
57%

PATRIA

Note: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will flow into FEAUM in Q3, and likewise, capital invested or reserved in Q3 and Q4 will flow in to FEAUM in Q1 of the following year. Forward-looking estimate for FEAUM is subject to variability for certain open-ended funds. See notes and definitions at end of document.

13

14 Total AUM & FEAUM Roll Forward (Unaudited) Total Assets Under Management (“AUM”) (US$ in millions) Three Months Ended June 30, 2021 Twelve Months Ended June 30, 2021 Total Fee Earning AUM (“FEAUM”) (US$ in millions) Three Months Ended June 30, 2021 Twelve Months Ended June 30, 2021 (US$ in millions) AUM 2Q20 Funds Raised Divestments Valuation Impact FX Funds Capital Variation AUM 2Q21 (US$ in millions) Country - Specific Products T o t a l AUM 1Q21 PE Infra 8 , 45 3 4 , 58 5 1 , 07 8 14 , 11 6 - - - Funds Raised Divestments Valuation Impact FX Funds Capital Variation (98) 399 939 49 160 184 27 2 (12) 17 131 (73) 2 (110) 575 1 , 25 4 3 AUM 2Q21 9,741 4,955 1,143 15,840 (US$ in millions) PE Brazil - Specific I n f r a T o t a l FEAUM 1Q21 Inflows Outflows Valuation Impact FX and Other FEAUM 2Q21 See notes and definitions at end of document Products 3,809 3,211 1,013 8,033 13 16 60 89 - - (12) (12) (0) (2) 17 15 10 65 113 188 3,831 3,291 1,191 8,313 (US$ in millions) PE I n f r a Brazil - Specific Products T o t a l FEAUM 2Q20 2 , 92 8 3 , 49 9 663 7 , 08 9 Inflows 898 139 395 1 , 43 2 Outflows (2) (305) (82) (389) Valuation Impact (0) (5) 138 133 FX and Other 8 (37) 77 48 FEAUM 2Q21 3,831 3,291 1,191 8 , 31 3 PE Infra Country - Specific Products Total 7,143 4,693 949 12,784 - 102 293 395 (108) (293) (86) (487) 2,006 320 (41) 2,286 666 113 94 873 34 21 (66) (11) 9,742 4,955 1,143 15,840

15 Closed - End Funds Investment Record as of 2Q21 PE I (1997) 234 , 00 0 Divested 163 , 81 2 - 278 , 48 0 278 , 48 0 1.7x 4% 7% PE II (2003) 50 , 00 0 Divested 51 , 64 8 - 1 , 053 , 62 5 1 , 053 , 62 5 20.4x 92% 75% PE III (2007) 571 , 59 6 124% 624 , 46 4 110 , 64 3 1 , 078 , 14 3 1 , 188 , 78 6 1.9x 8% 19% PE IV (2011) 1 , 270 , 85 3 116% 1 , 151 , 42 2 1 , 643 , 55 4 196 , 91 9 1 , 840 , 47 3 1.6x 6% 17% PE V (2015) 1 , 807 , 38 9 90% 1 , 403 , 54 3 3 , 718 , 34 5 98 , 11 8 3 , 816 , 46 3 2.7x 36% 48% PE VI (2019) 2 , 689 , 66 6 96% 932 , 59 3 1 , 191 , 77 2 11 , 88 2 1 , 203 , 65 4 1.3x 28% 25% Co investments 745 , 01 0 100% 745 , 01 0 937 , 57 7 - 937 , 57 7 1.3x n/m n/m Total Private Equity 7 , 368 , 51 4 5 , 072 , 49 2 7 , 601 , 89 1 2 , 717 , 16 6 10 , 319 , 05 8 2.0x 16% 22% Infrastructure Infra II (2010) 1 , 154 , 38 5 102% 997 , 70 0 505 , 70 0 823 , 10 0 1 , 328 , 80 0 1.3x 2% 13% Infra III (2014) 1 , 676 , 23 7 103% 1 , 120 , 30 0 1 , 328 , 90 0 528 , 30 0 1 , 857 , 20 0 1.7x 9% 21% Infra IV (2019) 1 , 941 , 00 0 80% 231 , 00 0 292 , 20 0 - 292 , 20 0 1.3x 19% 12% Co investments 793 , 26 4 74% 588 , 12 4 511 , 16 1 439 , 62 9 950 , 79 0 1.6x n/m n/m Total Infrastructure 5 , 673 , 47 5 3 , 045 , 71 3 2 , 637 , 96 1 1 , 944 , 85 4 4 , 582 , 81 5 1.5x 6% 18% Real Estate/Agribusiness (BRL) % (BRL) (BRL) (BRL) (BRL) (BRL) (USD) (BRL) RE I (2004) 177 , 36 2 Divested 168 , 33 5 - 459 , 07 2 459 , 07 2 2.7x 24% RE II (2009) 996 , 34 0 87% 1 , 009 , 47 3 195 , 37 6 1 , 053 , 63 4 1 , 249 , 01 0 1.2x 1% RE III (2013) 1 , 310 , 46 5 86% 1 , 171 , 71 2 725 , 88 7 138 , 07 9 863 , 96 6 0.7x - 12 % Farmland (2018) 149 , 04 3 40% 61 , 01 9 34 , 20 0 66 , 67 5 100 , 87 5 1.7x 8% Co investments 1 , 107 , 66 8 100% 1 , 035 , 43 1 79 , 11 1 - 79 , 11 1 0.1x - 44 % Total Real Estate/Agri 3 , 740 , 87 9 3 , 445 , 97 0 1 , 034 , 57 4 1 , 717 , 46 0 2 , 752 , 03 4 0.8x - 12 % Deployed + Reserved Total I nv e s t e d Unrealized I nv e s t m e n t s Realized I nv e s t m e n t s Total Value Value Value V a l u e Gross MOIC Net IRR Net IRR Fund (Vintage) (USD) % (USD) (USD) (USD) ( U S D ) (USD) (USD) (BRL) Private Equity C o mm i tt e d Capital Total V a l u e Net Returns

16 Reconciliations and Disclosures

Reconciliation of IFRS to Non-GAAP Measures

(US$ in millions)	2Q20	2Q21	YTD 2Q20	YTD 2Q21	LTM 2Q20	LTM 2Q21
Management Fees	25.4	33.0	49.2	64.4	102.4	128.0
(+) Incentive Fees	0.1	-	0.1	-	5.1	3.3
(+) Advisory Fees and Other Revenues	(0.1)	-	2.4	-	2.9	0.1
(–) Taxes on Revenues	(0.8)	(0.8)	(1.6)	(1.6)	(3.6)	(3.7)
Total Fee Revenues	**24.6**	**32.2**	**50.1**	**62.8**	**106.8**	**127.7**
(–) Personnel Expenses	(6.1)	(10.1)	(13.1)	(20.5)	(32.2)	(34.2)
(–) Administrative Expenses	(3.1)	(3.8)	(5.9)	(6.2)	(14.4)	(15.0)
(–) Placement Fees Amortization and Rebates	(0.6)	(0.6)	(1.1)	(1.2)	(2.3)	(2.4)
Fee Related Earnings (FRE)	**14.9**	**17.6**	**30.1**	**34.9**	**58.0**	**76.1**
Realized Performance Fees (After-Tax)	-	86.8	-	86.8	4.3	86.8
(–) Realized Performance Fee Compensation	-	(30.4)	-	(30.4)	-	(30.4)
Performance Related Earnings (PRE)	**-**	**56.4**	**-**	**56.4**	**4.3**	**56.4**
(+) Realized Net Investment Income	(0.1)	0.1	0.5	(0.1)	(0.3)	(0.7)
Pre-Tax Distributable Earnings	**14.7**	**74.2**	**30.6**	**91.2**	**62.1**	**131.8**
(–) Current Income Tax	(0.2)	-	(0.5)	-	(2.0)	(0.4)
Distributable Earnings (DE)	**14.5**	**74.2**	**30.1**	**91.2**	**60.1**	**131.4**
(-) Deferred Taxes (1)	(0.3)	1.2	(2.7)	0.7	(1.2)	1.1
(-) Amortization of contractual rights (2)	(0.9)	(0.9)	(1.8)	(1.8)	(3.7)	(3.6)
(-) Tracking shares - Officers' fund (3)	(0.1)	(0.5)	(0.1)	(0.7)	0.7	(1.0)
(-) Performance Share Plan (4)	-	(0.6)	-	(0.6)	-	(0.6)
(-) IPO Expenses (5)	-	0.0	-	(2.3)	-	(4.5)
Net income for the period	**13.2**	**73.4**	**25.6**	**86.5**	**55.8**	**122.8**

PATRIA

See notes and definitions at end of document

17

18 IFRS Balance Sheet Results See no (US$ in millions) 12/31/2020 6/30/2021 Assets Cash and cash equivalents 14.1 25.2 Short term investments (1) 9.9 286.3 Accounts receivable (2) 24.0 111.0 Project advances 1.3 1.9 Other assets 3.7 3.0 Recoverable taxes 0.7 0.9 Current Assets 53.7 428.3 Accounts receivable 22.0 22.0 Deferred tax assets 2.3 3.1 Project advances 0.5 0.6 Other assets 0.5 0.6 Long term investments (3) 2.0 8.6 Property and equipment 3.8 4.0 Intangible assets 22.4 19.3 Non - current assets 53.5 58.2 Total Assets 107.2 486.5 tes and definitions at end of document (US$ in millions) 12/31/2020 6/30/2021 Liabilities and Equity Personnel and related taxes (4) 12.8 15.4 Taxes payable 1.1 0.4 Dividends payable 23.2 - Other liabilities 6.9 6.1 Carried interest allocation (5) - 30.4 Current liabilities 44.0 52.3 Personnel liabilities 1.5 1.8 Deferred tax liabilities 0.2 0.2 Other liabilities 2.4 2.1 Non - current liabilities 4.1 4.1 Capital 0.0 0.0 Additional paid - in capital 1.6 300.4 Performance Share Plan (6) - 0.6 Retained earnings 62.0 135.3 Cumulative translation adjustment (6.3) (6.2) Equity attributable to the owners of 57.3 430.1 Non - controlling interests (7) 1.8 - Equity 59.1 430.1 Total Liabilities and Equity 107.2 486.5

19 Notes Notes to page 5 – Patria’s Second Quarter 2021 IFRS Results (1) The increase in revenue from performance fees is related to receivables from PBPE Fund III (Ontario), L.P. (2) Taxes on revenue represent taxes charged directly on services provided in some of the countries where Patria operates. (3) The increase is due mainly to the change in compensation structure post - IPO. (4) IPO expenses and IPO bonuses related to the Initial Public Offering concluded on January 21, 2021. (5) Income tax includes both current and deferred tax expenses for the period. Notes to pages 8 – Patria’s Second Quarter 2021 Earnings (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results on page 5 to remove Taxes on Realized Performance Fees which are excluded from Patria’s Fee Related Earnings (2) Placement Fees Amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds (3) Performance fee payable to carried interest vehicle have been excluded from performance related earnings (4) Realized Net Investment Income includes both Net Financial Income and Expenses and Other Income and Expenses net of non - current IPO Expenses (5) Current Income Tax represents tax expenses based on each jurisdiction’s tax regulations, excluding Deferred Tax Expenses Notes to page 10 – Net Accrued Performance Fees (1) Other includes Private Equity funds III and IV, and Infrastructure funds II and IV Notes to page 12 – Fundraising & Portfolio Activity (1) Total Deployment represents the incremental capital invested or reserved for investments in closed - end funds during the period (2) Invested/Called represents the total capital called for investments and for fees & expenses (3) Reserved includes binding/reserved capital for investments and reserved capital for fees & expenses yet to be called/deployed

20 Notes Notes to page 14 – Total AUM & FEAUM Roll Forward (Unaudited) (1) Inflows for FEAUM during the period reflect new fundraising for funds charging fees based on committed capital, plus deployed (or reserved) capital for funds charging fees based on deployed capital (2) Outflows for FEAUM during the period reflect the impact of divestments as well as changes in the effective fee basis from committed to deployed capital Notes to Page 17 – Reconciliation of IFRS to Non - GAAP Measures (1) Income Taxes have been adjusted to remove Deferred Taxes which are excluded from Patria’s Distributable Earnings. Deferred Taxes arise from taxable temporary differences mostly derived from non - deductible employee profit sharing accruals (2) This adjustment removes Amortization of Contractual Rights which are excluded from Patria’s Distributable Earnings. This amount refers to the amortization of intangibles associated with Patria’s acquisition of P2 Group (3) Personnel expenses have been adjusted to remove the Officers’ Fund tracking shares which are excluded from Patria’s Fee Related Earnings. This amount reflects the valuation change of the tracking shares in the period (4) Personnel expenses have been adjusted to remove the impact from granting rights to management and employees to purchase shares in relation to the share - based incentive plan introduced. The amount reflects the equity recognized based on expected vesting criteria being met. (5) Administrative Expenses have been adjusted to remove non - recurring expenses associated with Patria’s IPO which are excluded from Patria’s Fee Related Earnings Notes to Page 18 – IFRS Balance Sheet Results (1) June 30, 2021 balance includes US$284 million of IPO proceeds (2) The increase in current accounts receivable reflects US$ 86.8m of performance fees receivable from PBPE Fund III (Ontario), L.P. (3) The movement in Long - term investments reflects foreign exchange rate appreciation on investments in fund Patria Infra Core FIP. (4) The movement reflects the accrual for purposes of profit sharing for six months of 2021 (5) The outstanding amount reflects 35% of performance fees receivable from PBPE Fund III (Ontario), L.P. payable to carried interest vehicle (6) Other reserves reflect the newly approved share - based incentive plan on granting of rights to buy shares (7) As part of the corporate reorganization, prior period non - controlling interests in Pátria Investimentos Ltda. are now fully consolidated at 100% ownership

21 Definitions • Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders . DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses), and other income/(expenses) . DE is derived from and reconciled to, but not equivalent to, its most directly comparable GAAP measure of net income . • Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis . FRE is calculated as management, incentive and M&A and monitoring fees, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted for the impacts of equity base compensation and non - recurring expenses . • Incentive Fees are realized performance - based fees coming from perpetual capital funds (i . e . open - ended funds) when the returns from such funds surpass the relevant benchmark for such fund, and are included in FRE because they represent a source of revenues that are measured and received on a recurring basis and are not dependent on realization events from the underlying investments within perpetual capital funds, although the amount of incentive fees may fluctuate based on the performance of perpetual capital funds relative to the relevant benchmark . • Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals . We earn performance fees from certain of our closed - end funds, representing a specified allocation of profits generated on eligible third - party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund . • Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings . • Total Assets Under Management (Total AUM) refers to the total capital funds managed by us plus the investments directly made by others in the invested companies when offered by us as co - investments . In general, Total AUM equals the sum of (i) the fair value of the investments of each one of the funds and co - investments ; and (ii) uncalled capital, which is the difference between committed and called capital . • Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date . Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement . • Pending FEAUM refers to committed capital that is eligible to earn management fees, but is not yet activated per the basis defined in the applicable management agreement . • Remaining Duration of FEAUM reflects the contracted life of management fees from the reporting date for our current FEAUM, based on applicable management agreements . • Gross MOIC represents the Gross Multiple on Invested Capital, and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital . • Net IRR represents the cash - weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals . Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund .